Exhibit 99.1

CureVac Strengthens Leadership Team with Appointment of Seasoned Industry Executive Axel Sven Malkomes as Chief Financial Officer

•	Experienced CFO and investment banker with 30-year track record will help drive CureVac’s transformation

TÜBINGEN, Germany/BOSTON, USA – November 4, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced the appointment of Axel Sven Malkomes as Chief Financial Officer, effective November 11, 2024.

Mr. Malkomes joins CureVac at a pivotal moment as the company enters a new chapter of growth and innovation, bringing over three decades of senior corporate and investment banking experience within the biotech and pharmaceutical industries.

“Axel’s appointment corresponds with a significant milestone in CureVac’s evolution,” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “As we embark on an exciting new phase of corporate development, his extensive expertise and proven leadership in the life sciences sector will be instrumental. Axel will play a key role in advancing our strategic initiatives, strengthening our financial foundation, and enhancing shareholder value. We are thrilled to welcome him to our leadership team.”

“I am honored to join CureVac at such a transformative time in the company's journey,” said Axel Malkomes. “With its pioneering mRNA technology and the momentum from the recent deal with GSK, CureVac is well-positioned to make significant advancements in developing innovative medicines. I look forward to leveraging my experience in financial management and corporate growth to support CureVac's mission and contribute to its future success.”

Mr. Malkomes most recently served as CFO at Cardior Pharmaceuticals GmbH, a private clinical-stage biopharmaceutical company pioneering the discovery and development of non-coding RNA-based therapeutics designed to address the root causes of heart disease. During his tenure, he played a crucial role in strategically and financially preparing the company for capital markets, co-leading significant financing rounds, and supported potential M&A and partnering transactions, culminating in the successful acquisition of Cardior by Novo Nordisk in 2024.

Before Cardior, Mr. Malkomes was CFO and Chief Business Officer at Medigene AG, a publicly listed cell therapy company. There, he was instrumental in strategically and financially reshaping the company, significantly extending its cash runway and expanding its portfolio of strategic collaborations.

His extensive experience also includes senior healthcare investment banking roles at Barclays and Société Générale, as well as co-heading European healthcare investments at 3i Group plc, a UK-listed private equity firm with over $20 billion in assets under management. Earlier in his career, he held senior operational and corporate leadership positions at Merck KGaA.

Mr. Malkomes began his career in investment banking with institutions such as Dresdner Bank, Donaldson Lufkin Jenrette (which later became Credit Suisse), and Lehman Brothers, focusing on corporate finance, M&A, equity capital markets, and private equity transactions in the healthcare and life sciences sectors.

Since 2022, he has been a member of the Board of Directors of Cellectis SA, a cell and gene editing company listed on NASDAQ and Euronext, where he chairs the audit committee.

Mr. Malkomes holds a degree in business administration from Otto-Friedrich University in Bamberg, Germany, and has completed executive management programs at INSEAD, Kellogg School of Management at Northwestern University, and the Hong Kong University of Science and Technology.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements of CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway expectations, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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